Exhibit 12.1

Ratio of Earnings to Fixed Charges

(dollars in millions)

	Years Ended December 31,					Six Months Ended
	2007	2008	2009	2010	2011	June 30, 2012
Income from continuing operations before income taxes	$439.2	$239.0	$540.6	$806.2	$763.6	$396.7
Less:
Undistributed income of investees accounted for under the equity method	—	—	—	—	3.1	2.5

Adjusted earnings before fixed charges	$439.2	$239.0	$540.6	$806.2	$760.5	$394.2

Add fixed charges:
Interest expense	128.9	104.9	78.2	98.9	115.0	52.5
Interest credited on reinsurance contracts	246.1	233.2	323.7	310.0	316.4	154.7
One-third of rentals	3.6	4.1	4.7	5.7	6.3	3.3

Total fixed charges	$378.6	$342.2	$406.6	$414.6	$437.7	$210.5

Total earnings plus fixed charges	$817.8	$581.2	$947.2	$1,220.8	$1,198.2	$604.7

Ratio of earnings to fixed charges	2.2	1.7	2.3	2.9	2.7	2.9

Total fixed charges	$378.6	$342.2	$406.6	$414.6	$437.7	$210.5
Less interest credited on reinsurance contracts	246.1	233.2	323.7	310.0	316.4	154.7

Total fixed charges excluding interest credited(1)	$132.5	$109.0	$82.9	$104.6	$121.3	$55.8

Total earnings plus fixed charges excluding interest credited under reinsurance contracts(1)	$571.7	$348.0	$623.5	$910.8	$881.8	$450.0

Ratio of earnings to fixed charges excluding interest credited under reinsurance contracts(1)	4.3	3.2	7.5	8.7	7.3	8.1

(1)	This information is not required, but the Company believes it provides additional useful information on the coverage of fixed charges that are not related to its products.